

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 11, 2008

VIA US MAIL AND FAX (305) 751-5259

Mr. James Ennis
Chief Financial Officer
CMG Holdings, Inc.
5601 Biscayne Boulevard
Miami. FL 33137

> **Re:** **CMG Holdings, Inc. (formerly Pebble Beach Enterprises, Inc.)**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007, as amended**
> **File No. 0-51770**

Dear Mr. Ennis:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kyle Moffatt
Accountant Branch Chief